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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                              --------------------
                                  FORM 40 - F/A
                                (AMENDMENT NO. 1)

[X] REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934
                                       OR
[ ] ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

      FOR THE FISCAL YEAR ENDED__________       COMMISSION FILE NUMBER 0-51509

                            POINTS INTERNATIONAL LTD.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

              CANADA                             7389                         NOT APPLICABLE
(Province or other jurisdiction of   (Primary Standard Industrial   (I.R.S. Employer Identification No.
                                            Classification
  incorporation or organization)             Code Number                     (if Applicable))
                                           (if Applicable))

                               800-179 JOHN STREET
                        TORONTO, ONTARIO, CANADA M5T 1X4
                                 (416) 595-0000
   (Address and Telephone Number of Registrant's Principal Executive Offices)

                              CT CORPORATION SYSTEM
                          111 EIGHTH AVENUE, 13TH FLOOR
                               NEW YORK, NY 10011
                                 (212) 894-8400
 (Name, Address (Including Zip Code) and Telephone Number (Including Area Code)
                   of Agent for Service in the United States)

Securities registered pursuant to Section 12(b) of the Act:

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TITLE OF EACH CLASS                            NAME OF EACH EXCHANGE ON WHICH REGISTERED
-------------------------------        ----------------------------------------------------------
NONE

Securities registered or to be registered pursuant to Section 12(g) of the Act:

                                  COMMON SHARES
                                (Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: NONE

For annual reports, indicate by check mark the information filed with this form:
        [ ] Annual Information Form     [ ] Audited Annual Financial Statements

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report: N/A

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Indicate by check mark whether the registrant by filing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the "Exchange Act"). If "Yes" is marked, indicate the file number assigned to
the registrant in connection with such rule.           Yes [ ] No [X]

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13(d) or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the registrant was required to file such reports); and (2) has been subject to such filing requirements for the past 90 days.
                                      Yes [ ] No [X]

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                                EXPLANATORY NOTE

Points International Ltd. (the "Registrant") is filing this Amendment No. 1 to its Registration Statement on Form 40-F solely for the purpose of (i) refiling
Exhibit 99.64 and (ii) filing Exhibit 99.5.1 (Report of Mintz & Partners LLP, Chartered Accountants, with respect to Exhibit 99.5).

                  UNDERTAKING AND CONSENT TO SERVICE OF PROCESS

A.    UNDERTAKING

      The Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when required to do so by the Commission staff, information relating to: the securities registered pursuant to Form 40-F; the securities in relation to which the obligation to file an annual report on Form 40-F arises; or transactions in said securities.

B.    CONSENT TO SERVICE OF PROCESS

      The Registrant has previously filed with the Commission a Form F-X.

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                                   SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

   Dated at Toronto, Ontario as of the 14th day of September, 2005.

                                         POINTS INTERNATIONAL LTD.

                                         By: /s/ Robert MacLean
                                             --------------------------------
                                         Name: Robert MacLean
                                         Title: Chief Executive Officer

                                         By: /s/ Stephen Yuzpe
                                             --------------------------------
                                         Name: Stephen Yuzpe
                                         Title: Chief Financial Officer

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                                  EXHIBIT INDEX

EXHIBIT DESCRIPTION

ANNUAL INFORMATION

99.1   Renewal Annual Information Form dated March 21, 2005.*

99.2   Renewal Annual Information Form dated April 22, 2004.*

99.3 2004 Annual Report, including Consolidated Financial Statements and Management's Discussion and Analysis for the year ended December 31, 2004.*

99.3.1 CEO and CFO Certification of Annual Filings for the year ended December 31, 2004.*

99.4 2003 Annual Report, including Consolidated Financial Statements and Management's Discussion and Analysis for the year ended December 31, 2003.*

99.5 Item 17 reconciliation to audited annual financial statements for the year ended December 31, 2004.*

99.5.1 Report of Mintz & Partners LLP, Chartered Accountants, with respect to
       Exhibit 99.5.

QUARTERLY REPORTS

99.6 Unaudited Interim Financial Statements and Management's Discussion and Analysis for the three months ended March 31, 2005, and CEO and CFO certification of interim filings.*

99.7 Unaudited Interim Financial Statements and Management's Discussion and Analysis for the nine months ended September 30, 2004, and CEO and CFO certification of interim filings.*

99.8 Unaudited Interim Financial Statements and Management's Discussion and Analysis for the six months ended June 30, 2004, and CEO and CFO certification of interim filings.*

99.9 Unaudited Interim Financial Statements and Management's Discussion and Analysis for the three months ended March 31, 2004, and CEO and CFO certification of interim filings.*

SHAREHOLDER MEETING MATERIALS

99.10 Report of Voting Results dated May 13, 2005 from 2005 Annual and Special Meeting of Shareholders.*

99.11  Supplement to Management Information Circular dated April 22, 2005.*

99.12  Management Information Circular dated March 8, 2005.*

99.13 Notice of 2005 Annual and Special Meeting of Shareholders dated March 28, 2005.*

99.14  Form of Proxy for 2005 Annual and Special Meeting of Shareholders.*

99.15 Report of Voting Results dated July 2, 2004 from 2004 Annual and Special Meeting of Shareholders.**

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*  In the same form as previously filed with the Commission on August 30, 2005 in the Registrant's initial Registration Statement on Form 40-F.

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99.16  Management Information Circular dated April 22, 2004.*

99.17 Notice of 2004 Annual and Special Meeting of Shareholders dated April 22, 2004.*

99.18  Form of Proxy for 2004 Annual and Special Meeting of Shareholders.*

MATERIAL DOCUMENTS AND MATERIAL AGREEMENTS

99.19 Amended and Restated Unsecured Convertible Debenture issued by Points International Ltd., originally issued on March 15, 2001 and amended and restated on April 4, 2005.*

99.20  Certificate of Amendment of Points International Ltd. dated March 29,
       2005.*

99.21 Securities Purchase Agreement dated March 28, 2005 among Points International Ltd. and certain purchasers identified on the signatures pages of the Securities Purchase Agreement.*

99.22 Waiver dated January 31, 2005 granted by CIBC Capital Partners to Points International Ltd.*

99.23 Amendment Agreement dated December 9, 2004 between CIBC Capital Partners and Points International Ltd.*

99.24 Certificate of Continuance of Points International Ltd. dated November 10, 2004.*

99.25 Investor's Rights Agreement dated as of April 11, 2003 between Points Investments, Inc., USA Interactive and Points International Ltd.*

99.26 Consent and Amendment Agreement dated as of March 21, 2003 between CIBC Capital Partners, Points International Ltd. and USA Interactive.*

99.27 Amended and Restated Convertible Debenture in the original principal amount of Cdn.$6,000,000 issued by Exclamation International Incorporated in favour of CIBC Capital Partners, originally issued on March 15, 2001 and amended and restated on February 8, 2002.*

MATERIAL CHANGE REPORTS

99.28 Material Change Report dated April 5, 2005 relating to the offering by Points International Ltd., by way of private placement, of 18.1 million common shares at a price of Cdn.$0.68 per share and one Series Four Preferred Share for $3.5 million, and the sale of its Cdn.$6 million convertible debenture originally issued to CIBC Partners in 2001.*

99.29 Material Change Report dated March 18, 2004 relating to the entering into of an agreement by Points International Ltd. to acquire substantially all of the assets of MilePoint, Inc.*

PRESS RELEASES

99.30  Press release dated June 17, 2005 - "Hbc Rewards Launches on
       Points.com".*

99.31 Press release dated June 15, 2005 - "Points International Enters Lucrative Corporate Incentive Market".*

99.32 Press release dated May 16, 2005 - "Points International to Hold Investor Call on Tuesday May 17th at 4:30 p.m. Eastern".*

99.33 Press release dated May 12, 2005 - "Points International Ltd. Reports First Quarter Results".*

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*  In the same form as previously filed with the Commission on August 30, 2005 in the Registrant's initial Registration Statement on Form 40-F.

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99.34  Press release dated April 5, 2005 - "Points International Announces the
       Completion of the Sale of Convertible Debenture".*

99.35 Press release dated April 5, 2005 - "Points International Closes C$15.8 million Private Placement".*

99.36 Press release dated March 29, 2005 - "Points International Announces C$15.8 Million Private Placement".*

99.37 Press release dated March 29, 2005 - "Points International Announces the Sale of Convertible Debenture".*

99.38 Press release dated March 10, 2005 - "Points International Ltd. Reports Fourth Quarter and Year-End Results".*

99.39 Press release dated March 1, 2005 - "Christopher Payne Resigns from Points International's Board of Directors".*

99.40 Press release dated February 22, 2005 - "Points International Ltd. Options Exercised".*

99.41 Press release dated January 5, 2004 - "Points International Ltd. and Intrawest Corporation Establish Partnership Agreement".*

99.42 Press release dated January 5, 2004 - "Points International Ltd. Selects Spencer Francey Peters (SFP) to Develop New Brand Identity for Points.com".*

99.43 Press release dated November 17, 2004 - "Points International and Delta Air Lines Expand Relationship with New Mileage Transfer Program".*

99.44 Press release dated November 10, 2004 - "Points International Ltd. Reports 2004 Third Quarter Results".*

99.45 Press release dated September 8, 2004 - "Hawaiian Airline's HawaiianMiles Teams with Points.com; Added Value to HawaiianMiles Members".*

99.46 Press release dated August 10, 2004 - "Points International Ltd. Reports 2004 Second Quarter Results".*

99.47 Press release dated July 29, 2004 - "Points International Partners with British Airways (BA), Enabling Executive Club Members Worldwide to Buy Miles Online".*

99.48 Press release dated June 29, 2004 - "Points.com Partners with ACCENT Training to Offer a New Channel for Customer Loyalty Rewards".*

99.49 Press release dated June 24, 2004 - "Frontier Airlines Partners with Points International".*

99.50 Press release dated June 23, 2004 - "assistant(TM) Joins Points International's Points Exchange".*

99.51 Press release dated May 19, 2004 - "Points.com Offers Coffee Lovers the Ability to Exchange Miles and Other Loyalty Points for Starbucks Cards".*

99.52 Press release dated May 10, 2004 - "Points International Appoints Chief Marketing Officer".*

99.53 Press release dated May 7, 2004 - "Points International Ltd. Reports 2004 First Quarter Results".*

99.54 Press release dated April 29, 2004 - "Interval International Joins with Points.com to Offer its Members Unlimited Exchanges on The Points Exchange".*

99.55 Press release dated April 28, 2004 - "S&H greenpoints Joins Points International's Points Exchange".*

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* In the same form as previously filed with the Commission on August 30, 2005 in the Registrant's initial Registration Statement on Form 40-F.

                                      - 7 -
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99.56  Press release dated April 26, 2004 - "Points International Ltd. Reports
       2003 Year End Results".*

99.57 Press release dated April 2, 2004 - "Points International Completes Acquisition of Assets of MilePoint, Inc.".*

99.58 Press release dated March 23, 2004 - "eBay and Points International Enhance Points Exchange Agreement".*

99.59 Press release dated March 11, 2004 - "Points International Announces Agreement to Acquire Assets of MilePoint, Inc. for Cash and Shares".*

99.60 Press release dated March 2, 2004 - "US Airways Joins Points International's Points Exchange".*

99.61 Press release dated February 19, 2004 - "Points International Graduates to TSX".*

99.62 Press release dated February 2, 2004 - "Online Romantics Can Exchange Loyalty Currency for Valentine's Day Gifts on Points.com".*

99.63 Press release dated January 29, 2004 - "Points International Partners with Scandinavian Airline Systems (SAS), Enabling EuroBonus Members to Buy Points Online".*

CONSENTS

99.64  Consent of Mintz & Partners LLP, Chartered Accountants.

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*  In the same form as previously filed with the Commission on August 30, 2005 in the Registrant's initial Registration Statement on Form 40-F.

                                      - 8 -